UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File Number: 001-40758

GDEV Inc.

(Translation of registrant’s name into English)

55, Griva Digeni

3101, Limassol

Cyprus

Telephone: +35722580040

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

Information on the Reverse Share Split

On August 21, 2024, GDEV Inc. (NASDAQ: GDEV) (the “Company”) announced a one-for-ten (1:10) reverse share split of its ordinary shares, no par value per ordinary share (the “Reverse Share Split”). The Reverse Share Split will become effective at 4:01 p.m. Eastern Time on August 28, 2024 (the “Effective Date”). The Company’s ordinary shares will begin trading on a split-adjusted basis when the Nasdaq Global Market (“Nasdaq”) opens for trading on Thursday, August 29, 2024 (i.e., the first trading day following the Effective Date) under the existing trading symbol “GDEV,” but the ordinary shares will trade under a new CUSIP number, G6529J209. The Company’s outstanding public warrants will continue to be traded under the symbol “GDEVW” and the CUSIP number for such public warrants will remain unchanged. A copy of the press release announcing the Reverse Share Split is attached to this Form 6-K as Exhibit 99.1.

The Company’s Board of Directors has determined that the Reverse Share Split is advisable and in the best interests of the Company and its shareholders, and approved the Reverse Share Split by written resolution on August 8, 2024. Pursuant to the BVI Business Companies Act (as amended) and the Company’s Memorandum and Articles of Association, the Company’s Board of Directors is authorized to effect the Reverse Share Split without the approval of the Company’s shareholders. Accordingly, no shareholder vote, consent or approval is required or will be sought in respect of the Reverse Share Split.

Furthermore, no amendment to the Company’s Memorandum and Articles of Association will be required to be made in relation to the Reverse Share Split, as (i) the Reverse Share Split will have no effect upon the par value of the ordinary shares, which is currently nil and will remain at nil after the Reverse Share Split is effected, and (ii) the number of shares authorized to be issued under the Company’s Memorandum and Articles of Association is unlimited and therefore will not be affected by the Reverse Share Split.

Purpose and Rationale for the Reverse Share Split

The Company believes that the increased market price of its ordinary shares expected as a result of implementing the Reverse Share Split could improve the marketability and liquidity of its ordinary shares, and will encourage interest and trading in its ordinary shares. The Company believes the Reverse Share Split will make its ordinary shares more attractive to a broader range of investors, as it believes that the current market price of the shares may prevent certain institutional investors, professional investors and other members of the investing public from purchasing the shares.

Additionally, the Reverse Share Split could help increase analysts’ and brokers’ interest in the Company’s ordinary shares, as their policies can discourage them from following or recommending companies with low stock prices. Because of trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Furthermore, some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. Moreover, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per ordinary share can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher.

The Company believes that the Reverse Share Split will make its ordinary shares a more attractive and cost-effective investment for many investors, which in turn would enhance the liquidity of the holders of the Company’s ordinary shares.

The Company’s Board of Directors does not intend for this transaction to be the first step in a series of plans or proposals to effect a “going private transaction” within the meaning of Rule13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Risks Relating to the Reverse Share Split

The Company cannot assure you that the Reverse Share Split will increase the trading price of its ordinary shares.

Reducing the number of outstanding shares of the Company’s ordinary shares through the Reverse Share Split is intended, absent other factors, to increase the per share market price of the Company’s ordinary shares. However, other factors, such as the Company’s financial results, market conditions, industry trends and the market perception of the Company’s business, may adversely affect the market price of the Company’s ordinary shares. As a result, there can be no assurance that the Reverse Share Split will result in the intended benefits described above, that the market price of the Company’s ordinary shares will increase following the Reverse Share Split, or that the market price of the Company’s ordinary shares will not decrease in the future.

Additionally, the Company cannot assure you that the market price per ordinary share after the Reverse Share Split will increase in proportion to the reduction in the number of ordinary shares outstanding before the Reverse Share Split. Accordingly, the total market capitalization of the Company’s ordinary shares after the Reverse Share Split may be lower than the total market capitalization before the Reverse Share Split.

The reduced number of ordinary shares following the Reverse Share Split may decrease the liquidity of the Company’s ordinary shares, and exert pressure on the Company’s ability to maintain compliance with the Nasdaq’s continued listing requirements.

The liquidity of the Company’s ordinary shares may be harmed by the Reverse Share Split, given the reduced number of ordinary shares that would be outstanding after the Reverse Share Split, particularly if the share price does not increase as a result of the Reverse Share Split. Furthermore, the Reverse Share Split may result in some shareholders owning “odd lots” of less than 100 ordinary shares. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares.

In addition, the reduced number of ordinary shares following the Reverse Share Split could make it more difficult for the Company to maintain compliance with the continued listing requirements of the Nasdaq, including the minimum holder requirement and the minimum number of shares that must be publicly held.

Principal Effects of the Reverse Share Split

The principal effect of the Reverse Share Split will be to proportionately decrease the number of the Company’s outstanding ordinary shares (as well as the Company’s ordinary shares held in treasury) based on the one-for-ten Reverse Share Split ratio. The Company’s ordinary shares are currently registered under Section 12(b) of the Exchange Act and the Company is subject to the periodic reporting and other requirements of the Exchange Act. The Reverse Share Split will not affect the registration of the Company’s ordinary shares under the Exchange Act or the listing of the Company’s ordinary shares on Nasdaq.

After the Effect Date of the Reverse Share Split, each holder of the Company’s ordinary shares will own a reduced number of ordinary shares. Except for adjustments that may result from the treatment of fractional shares as described below, the Reverse Share Split will affect all shareholders uniformly. The proportionate voting rights and other rights and preferences of the holders of the Company’s ordinary shares will not be affected by the Reverse Share Split (other than as a result of the payment of cash in lieu of fractional shares). For example, a holder of 2% of the voting power of the Company’s outstanding ordinary shares immediately prior to the Reverse Share Split would continue to hold 2% of the voting power of the Company’s outstanding ordinary shares immediately after the Reverse Share Split. The number of shareholders of record also will not be affected by the Reverse Share Split, except to the extent that any shareholder holds only a fractional share interest and receives cash for such interest after the Reverse Share Split.

The Reverse Share Split will not change the terms of the Company’s ordinary shares. Additionally, the Reverse Share Split will have no effect on the number of ordinary shares that the Company is authorized to issue, which, pursuant to the Company’s Memorandum and Articles of Association, is unlimited. All outstanding ordinary shares will remain fully paid and non-assessable.

Effect of the Reverse Share Split on 2021 ESOP, Warrants and Options

As of August 13, 2024, the Company had a total of 9,144,024 ordinary shares reserved and available for issuance pursuant to options granted under the Company’s 2021 Employee Stock Option Plan (the “2021 ESOP”). Pursuant to the terms of the 2021 ESOP, the Board of Directors of the Company, or a committee thereof, will adjust the maximum number of ordinary shares that may be delivered under the 2021 ESOP, the exercise price of any options granted under the 2021 ESOP, and also make such changes in the number and kind of shares, securities or other property (including cash) covered by outstanding options granted under the 2021 ESOP, and the terms thereof, as the Board or the committee determines to be appropriate in order to avoid the enlargement of rights under the 2021 ESOP as a result of the Reverse Share Split.

Proportionate adjustments are generally required to be made to the per share exercise price and the number of ordinary shares issuable upon the exercise of all outstanding Company warrants and outstanding Company options (other than options granted under the 2021 ESOP), in accordance with the Reverse Share Split ratio of one-for-ten. This would result in approximately the same aggregate price being required to be paid under such options or warrants upon exercise, and approximately the same value of ordinary shares being delivered upon such exercise immediately following the Reverse Share Split as was the case immediately preceding the Reverse Share Split.

Procedure for Effecting the Reverse Share Split

As soon as practicable after the Effective Date, shareholders will be notified that the Reverse Share Split has been effected. Continental Stock Transfer & Trust Company, the Company’s transfer agent, will act as exchange agent for purposes of implementing the exchange.

All registered holders of the Company’s ordinary shares hold their respective shares electronically in book-entry form with the transfer agent, and therefore will not need to take action to receive post-Reverse Share Split whole ordinary shares because the exchange will be automatic. The registered shareholders will receive a transaction statement at their address of record indicating the number of ordinary shares they hold after the Reverse Share Split along with payment in lieu of any fractional shares.

Shareholders whose ordinary shares are held by a brokerage firm, bank or other similar organization do not need to take any action with respect to the exchange. These ordinary shares will automatically reflect the new quantity of ordinary shares based on the Reverse Share Split. However, these brokerage firms, banks or other similar organizations may have different procedures for processing the Reverse Share Split and making payment for fraction shares than those of the transfer agent in respect of the Company’s registered shareholders. Accordingly, shareholders whose ordinary shares are held by a brokerage firm, bank or other similar organization are encouraged to contact their brokerage firm, bank or other similar organization.

Fractional Shares

No fractional shares will be issued as a result of the Reverse Share Split. Instead, in lieu of any fractional shares to which a shareholder of record would otherwise be entitled as a result of the Reverse Share Split, the Company will pay cash (without interest) equal to such fraction multiplied by the average of the closing sales prices of the ordinary shares on Nasdaq during regular trading hours for the five consecutive trading days immediately preceding the Effective Date of the Reverse Share Split (with such average closing sales prices being adjusted to give effect to the Reverse Share Split). After the Reverse Split, a shareholder otherwise entitled to a fractional interest will not have any voting, dividend or other rights with respect to such fractional interest except to receive payment as described above.

Shareholders owning fractional shares will be paid out in cash for such fractional shares. For example, based on the Reverse Share Split ratio of one-for-ten, if a shareholder held eleven (11) ordinary shares immediately prior to the Reverse Share Split, then such shareholder would be paid in cash for the one-tenth fractional post-Reverse Share Split ordinary share, but will maintain ownership of the remaining ordinary shares.

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of material U.S. federal income tax considerations to U.S. Holders (as defined below) of the Reverse Share Split. This section applies only to U.S. Holders that hold the Company’s ordinary shares (“Company Ordinary Shares”) as “capital assets” for U.S. federal income tax purposes (generally, property held for investment).

This discussion is included for general informational purposes only, does not purport to consider all aspects of U.S. federal income taxation that might be relevant to a U.S. Holder, and does not constitute, and is not, a tax opinion for or tax advice to any particular U.S. Holder. This discussion is limited to U.S. federal income tax considerations and does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. In addition, it does not describe all of the U.S. federal income tax consequences that may be relevant to a U.S. Holder in light of its particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply to U.S. Holders that are subject to special rules under U.S. federal income tax law that apply to certain types of investors, such as:

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers that are subject to the mark-to-market accounting rules with respect to Company Ordinary Shares;

•	persons required to accelerate the recognition of any item of gross income with respect to Company Ordinary Shares as a result of such income being recognized on an applicable financial statement;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	mutual funds;

•	pension plans;

•	regulated investment companies or real estate investment trusts;

•	partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes);

•	U.S. expatriates or former long-term residents of the United States;

•	persons that directly, indirectly or constructively own ten percent or more (by vote or value) of the Company’s capital stock;

•	S corporations;

•	trusts and estates;

•	persons that acquired their Company Ordinary Shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•	persons that hold Company Ordinary Shares as part of a straddle, constructive sale, constructive ownership transaction, hedging, wash sale, synthetic security, conversion or other integrated or similar transaction;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar; or

•	“controlled foreign corporations,” “passive foreign investment companies” or corporations that accumulate earnings to avoid U.S. federal income tax.

If a partnership (or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Company Ordinary Shares, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Company Ordinary Shares and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences to them.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), proposed, temporary and final Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein.

As used herein, a “U.S. Holder” is a beneficial owner of Company Ordinary Shares who or that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more United States persons (as defined in Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a United States person.

General Treatment of the Reverse Share Split

If the Reverse Share Split is effected, the Company intends to treat the Reverse Share Split as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. However, the Company has not sought, and does not intend to seek, any rulings from the U.S. Internal Revenue Service (the “IRS”) or any opinions of counsel regarding the qualification of the Reverse Share Split as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. There can be no assurance that the IRS will not take any position inconsistent with the qualification of the Reverse Share Split as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code.

Neither the Company, nor any of its advisors or affiliates, make any representation or provide any assurance regarding the tax consequences of the Reverse Share Split, including whether the Reverse Share Split qualifies as a “recapitalization” under Section 368(a)(1)(E) of the Code. Each U.S. Holder is urged to consult its tax advisors with respect to the qualification of the Reverse Share Split as a “recapitalization” under Section 368(a)(1)(E) of the Code and the tax consequences to them if the Reverse Share Split does not so qualify. The remainder of this discussion assumes the Reverse Share Split qualifies as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code.

Consequences to U.S. Holders

Assuming the Reverse Share Split qualifies as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code, subject to the discussion below under “Passive Foreign Investment Company Rules,” and except as described below with respect to cash received in lieu of fractional Company Ordinary Shares, a U.S. Holder (i) should not recognize any gain or loss as a result of the Reverse Share Split, (ii) such U.S. Holder’s aggregate tax basis in the Company Ordinary Shares deemed received pursuant to the Reverse Share Split should equal the U.S. Holder’s aggregate tax basis in the Company Ordinary Shares deemed surrendered in exchange therefor, and (iii) such U.S. Holder’s holding period for the Company Ordinary Shares deemed received pursuant to the Reverse Share Split should include the U.S. Holder’s holding period for the Company Ordinary Shares deemed surrendered in exchange therefor. Special tax basis and holding period rules apply to U.S. Holders that acquired different blocks of Company Ordinary Shares at different prices or at different times. U.S. Holders are urged to consult their tax advisors as to the applicability of these special rules to their particular circumstances.

A U.S. Holder that receives cash in lieu of a fractional Company Ordinary Share should be treated as first receiving such fractional Company Ordinary Share and then receiving cash in redemption of such fractional Company Ordinary Share. Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder that receives cash in lieu of a fractional Company Ordinary Share in the Reverse Share Split is expected to recognize capital gain or loss equal to the difference between the amount of the cash received in lieu of the fractional Company Ordinary Share and the portion of the shareholder’s adjusted tax basis allocable to the fractional Company Ordinary Share. Such capital gain or loss should be long-term capital gain or loss if the U.S. Holder’s holding period for the Company Ordinary Share surrendered exceeded one year at the effective time of the Reverse Share Split. The deductibility of capital losses is subject to limitations. U.S. Holders should consult their tax advisors regarding the tax effects to them of receiving cash in lieu of fractional Company Ordinary Shares based on their particular circumstances.

Certain Reporting Requirements

If a U.S. Holder holds five percent or more of the Company Ordinary Shares prior to the Reverse Share Split, or if the U.S. Holder holds securities of the Company prior to the Reverse Share Split with a tax basis of $1 million or more, such U.S. Holder will be required to file with its U.S. federal income tax return for the year in which the Reverse Share Split occurs a statement setting forth certain information relating to the Reverse Share Split (including the fair market value, prior to the Reverse Share Split, of the Company Ordinary Shares surrendered in the Reverse Share Split and the U.S. Holder’s tax basis, prior to the Reverse Share Split, in Company Ordinary Shares or other Company securities), and to maintain permanent records containing such information.

Passive Foreign Investment Company Rules

The U.S. federal income tax consequences of the Reverse Share Split could be materially different from that described above if the Company is treated as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes.

A non-U.S. corporation generally will be a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of its assets (generally determined based on a quarterly average) are held for the production of, or produce, passive income (such test described in clause (ii), the “Asset Test”). Passive income generally includes, among other things, dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it holds, directly or indirectly, a 25% or greater interest by value of the stock. While the Asset Test is generally performed based on the fair market value of the assets, special rules apply with respect to the Asset Test in the case of the assets held by controlled foreign corporations.

Based on the composition of the Company’s income and assets, and the market value of its shares and assets (including unbooked goodwill), including the composition of income and assets and the market value of shares or assets, as applicable, of its subsidiaries, the Company believes it was not a PFIC for its taxable year ended December 31, 2023 and, based on the current and anticipated composition of its and its subsidiaries’ income, assets and operations, the Company expects it will not be a PFIC for its current taxable year. However, there can be no assurances in this regard, because PFIC status is determined annually and requires a factual determination that depends on, among other things, the composition of a company’s income, assets and activities in each taxable year, and can only be made annually after the close of each taxable year, and is thus subject to significant uncertainty. In this regard, changes in the fair market value of the Company Ordinary Shares for the remainder of the current taxable year could cause the Company to become treated as a PFIC for the current taxable year because such changes would generally result in changes in the value of goodwill of the Company for the purposes of determining the PFIC status of the Company under applicable U.S. federal income tax law. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and the Company can make no assurances that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Although PFIC status is determined annually, if the Company were a PFIC, the Company would generally continue to be treated as a PFIC in subsequent years in the case of a U.S. Holder who held Company Ordinary Shares while the Company was a PFIC, whether or not the Company meets the test for PFIC status in those subsequent years. If the Company is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Company Ordinary Shares (which under certain proposed Treasury Regulations includes the holding period of options or warrants exchanged for such Company Ordinary Shares) and the U.S. Holder did not make either an applicable PFIC election (or elections), as further described below, for the first taxable year in which the Company was treated as a PFIC during such holding period, such U.S. Holder generally would be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Company Ordinary Shares (which may include gain realized by reason of transfers or deemed transfers of Company Ordinary Shares that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of Company Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Company Ordinary Shares).

Under these rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Company Ordinary Shares (which may include the U.S. Holder’s holding period for options or warrants exchanged for Company Ordinary Shares, if relevant);

•	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the Company’s first taxable year in which it is a PFIC, will be taxed as ordinary income;

•	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder without regard to the U.S. Holder’s other items of income and loss for such year; and

•	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

In the event the Company is treated as a PFIC with respect to any U.S. Holder, whether the adverse consequences of the PFIC rules described above on a U.S. Holder of Company Ordinary Shares applies or not would generally depend on (i) whether the U.S. Holder has made a timely and effective election to treat the Company as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of Company Ordinary Shares during which the Company was a PFIC (a “QEF Election”) or (ii) alternatively, whether the U.S. Holder has made a mark-to-market election under Section 1296 of the Code to mark Company Ordinary Shares to their market value (a “MTM Election”). However, a QEF Election is available only if the Company provided PFIC annual information statements with respect to the relevant years, and an MTM election is available only if the Company Ordinary Shares is “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission.

Effect of PFIC Rules on Reverse Share Split

The tax consequences of the Reverse Share Split to a U.S. Holder could be materially different from those described above if the Company were treated as a PFIC for U.S. federal income tax purposes. Even if the Reverse Share Split qualifies as a “recapitalization” under Section 368(a)(1)(E) of the Code, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC recognize gain notwithstanding any other provision of the Code (the “Nonrecognition Rule”). No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized, unless an exception were to apply, those proposed Treasury Regulations may require gain recognition to U.S. Holders as a result of the Reverse Share Split if the Company were classified as a PFIC at any time during such U.S. Holder’s holding period of the Company Ordinary Shares and such U.S. Holder had not made a valid QEF Election or MTM Election. The tax on any such recognized gain would be imposed on the basis of the adverse rules set forth above with respect to transfers of PFIC stock and/or “excess distributions.”

Notwithstanding the Nonrecognition Rule described above, the proposed Treasury Regulations under Section 1291(f) provide certain exceptions to the Nonrecognition Rule. One such exception to the Nonrecognition Rule applies if stock of a PFIC is exchanged for stock of the same or another corporation that is a PFIC on the day after the relevant nonrecognition transfer.

It is difficult to predict whether, in what form and with what effective date, applicable final Treasury Regulations may be adopted or how any such final Treasury Regulations would apply to the Reverse Share Split.

The rules and proposed treasury regulations governing PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, all U.S. Holders are urged to consult their tax advisors concerning the potential application of the PFIC rules to the Reverse Share Split.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ALL HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE REVERSE SHARE SPLIT.

Certain Cyprus Tax Considerations

The following discussion summarizing certain Cyprus income tax, capital gains tax and special contribution for defence consequences for Cyprus tax resident shareholders is based on the provisions of the Cyprus Income Tax Law N.118(Ι)/2002, as amended, the Cyprus Capital Gains Tax Law N.52/1980, as amended, the Special Contribution for the Defence of the Republic Law N.117(I)/2002, as amended, and is for general information only.

Generally, the Reverse Share Split should not result in the recognition of a gain or loss for Cypriot income tax purposes. Any gain from the disposal of securities by a company or an individual which is tax resident in Cyprus is exempt from corporate or personal income tax, irrespective of the nature of the gain (capital or trading), the number of securities held or the holding period. The term “securities” includes shares, bonds, debentures, founders’ shares and other securities of companies or other legal persons, incorporated in Cyprus or abroad, as well as options on such securities.

Gains from the disposal of shares are also outside the scope of capital gains tax provided that the company whose shares are disposed of:

(i)	does not own directly or indirectly (subject to conditions) any immovable property situated in Cyprus; or

(ii)	where it does own immovable property situated in Cyprus, its shares are listed on a recognized stock exchange.

In the case of a capital reduction by a company, any amounts paid or due to shareholders that are individuals, in excess of the amount of the share capital that was actually paid by the shareholder, are treated as a deemed dividend subject to 17% special contribution for defence, provided that the shareholders are Cyprus tax resident and domiciled individuals. Based on the provisions of Circular 2004/6 which was issued by the Commissioner of Taxation on May 6, 2004, the term “capital reduction” for special contribution for defence purposes means redemption of redeemable preference shares, acquisition and cancellation of own shares and the passing of a special resolution for the reduction of the issued and paid-up share capital. None of the Special Contribution for the Defence of the Republic Law and Circular 2004/6 contain specific provisions on cash payments for fractional shares in a reverse share split; therefore, it is not currently known or tested whether any cash payment for fractional shares in the Reverse Share Split may be considered as a deemed dividend which, to the extent that the recipient shareholder is an individual who is Cyprus tax resident and domiciled, is subject to 17% special contribution for defence .

Cyprus does not levy any withholding tax on dividend payments made to persons not being resident for tax purposes of Cyprus or to individuals who are tax residents of Cyprus but do not have a Cypriot domicile (as defined in the Special Contribution for Defence of the Republic Law). On December 9, 2021, the Cyprus Parliament passed into law a bill that aims to strengthen the Cyprus tax framework for the prevention of tax abuse. Effective as from December 31, 2022, withholding taxes (“WHT”) at the rate of 17% were introduced on dividend payments to companies in jurisdictions included in the EU Blacklist of non-cooperative jurisdictions (“EU Blacklist”) if such companies are:

•	resident in jurisdictions included in the EU Backlist; or

•	incorporated/registered in a jurisdiction included in the EU Blacklist and are not tax resident in any other jurisdiction that is not included in the EU Blacklist.

The following conditions apply:

•	the company receiving the dividend holds directly, either alone or jointly with associated companies, over 50% of the capital, voting rights, or is entitled to receive more than 50% of the profits in the company paying the dividends; and

•	the associated companies should also be resident in an EU blacklisted jurisdiction or incorporated/ registered in an EU blacklisted jurisdiction and are not tax resident in any other jurisdiction that is not included in the EU Blacklist.

The WHT does not apply in the case of dividend payments on shares listed on a recognized stock exchange. Consequently, since the shares of GDEV Inc. are listed and traded on Nasdaq, no WHT should apply on cash payments for fractional shares in the Reverse Share Split even if such payments are considered to be dividends and the recipient shareholder is a company resident or incorporated/registered in a jurisdiction which is included in the EU Blacklist.

THE FOREGOING DESCRIPTION IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL CYPRIOT TAX CONSEQUENCES TO THE COMPANY’S SHAREHOLDERS RELATING TO THE REVERSE SHARE SPLIT. THIS SUMMARY DOES NOT DISCUSS ALL THE ASPECTS OF CYPRIOT TAX LAW THAT MAY BE RELEVANT TO A PARTICULAR PERSON IN LIGHT OF THEIR, HIS OR HER PERSONAL CIRCUMSTANCES. THE DISCUSSION SHOULD NOT BE CONSTRUED AS LEGAL OR PROFESSIONAL TAX ADVICE AND DOES NOT COVER ALL POSSIBLE TAX CONSIDERATIONS, AND EACH SHAREHOLDER IS URGED TO CONSULT ITS TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE REVERSE SHARE SPLIT TO SUCH SHAREHOLDER.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this report may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this report are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s 2023 Annual Report on Form 20-F, filed by the Company on April 29, 2024, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (including Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-280580) (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2024

GDEV Inc.

By:	/s/ Alexander Karavaev
	Name:	Alexander Karavaev
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated August 21, 2024